UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED THIRD QUARTER 2014 RESULTS

Santiago, Chile, November 4th, 2014 – CCU announced today its consolidated financial results for the third quarter ended September 30th, 2014:

•          Consolidated Volumes increased 4.1% (1.9% for organic growth). The Chile Operating segment contributed with an increase of 3.9% (same figures for organic growth), the Río de la Plata Operating segment showed a 5.2% increase (4.5% decrease for organic growth) and the Wine Operating segment increased 2.9% this quarter (same figures for organic growth).

•          Net sales increased 9.8% as a consequence of 5.5% higher average prices coupled with 4.1% higher consolidated Volumes. Organically, Net sales increased 7.0%.

•          Gross profit increased 5.5% as a combination of 9.8% higher Net sales partially offset by 14.8% increase in Cost of sales. Organically, Gross profit grew 3.6%.

•          EBITDA decreased 13.9% (organically, it decreased 15.3%), driven by Chile and Rio de la Plata Operating segments, partially compensated by the Wine Operating segment.

•          Net income decreased 28.9% this quarter (organically, it decreased 27.6%).

~~•~~          Earnings per share4 decreased 37.9% and 36.7% in organic terms due to a lower Net income and share dilution.

Key figures	Q3'14	Q3'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	5,070	4,870	4.1%	1.9%
Net sales	303,953	276,715	9.8%	7.0%
Gross profit	155,324	147,203	5.5%	3.6%
EBIT	26,620	34,673	(23.2)%	(24.0)%
EBITDA	43,752	50,807	(13.9)%	(15.3)%
Net income	14,921	20,999	(28.9)%	(27.6)%
Earnings per share	40.4	65.0	(37.9)%	(36.7)%

Key figures	YTD'14	YTD'13	Total	Organic
(In ThHL or CLP million unless stated otherwise)			change %	change %
Volumes	16,057	15,188	5.7%	3.6%
Net sales	902,317	824,261	9.5%	7.0%
Gross profit	473,780	445,339	6.4%	4.9%
EBIT	118,479	114,546	3.4%	3.5%
EBITDA	168,224	161,943	3.9%	3.1%
Net income	78,957	76,744	2.9%	3.8%
Earnings per share	213.7	239.8	(10.9)%	(10.1)%

1 The consolidated figures of the following release are expressed in nominal Chilean Pesos and according to the rules and instructions of the Chilean Superintendence of Securities and Insurance ("SVS"), which are in accordance with IFRS, except as instructed by the SVS in its Circular Letter N°856 (Oficio Circular N°856), as described on page 6 under Income Taxes.

2 For an explanation of the terms used please refer to the Glossary in Further Information and Exhibits. For organic growth details please refer to page 8. Figures in tables and exhibits have been rounded off and may not add exactly the total shown.

3 All references in this Press Release shall be deemed to refer to Q3’14 figures compared to Q3’13 figures, unless otherwise stated.

4 Considers period weighted average shares according to Capital increase executed on 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 1 of 18

PRESS RELEASE

COMMENTS FROM THE CEO

CCU’s third quarter 2014 consolidated Volumes increased by 4.1% with Volume growth in all the Operating segments. In organic terms, Volumes grew 1.9% when excluding the positive consolidation impact of the Paraguayan operation. Our EBITDA decreased 13.9% and the EBITDA margin was 14.4%, 397 bps lower than Q3’13. The EBITDA decrease is mainly explained by higher Cost of sales due to the exchange rate devaluation in Chile and Argentina, and an increase in MSD&A due to higher distribution and marketing expenses. These higher marketing rates are consistent with our long term strategy for developing strong brands. The higher exchange rate estimated impact is CLP 2,963 million and the higher marketing rate represented additional expenses of CLP 4,770 million; both effects combined represent more than 100% of the EBITDA decrease in the quarter. All in, Net income decreased 28.9%, reaching CLP 14,921 million in the quarter.

The Chile Operating segment EBITDA decreased 13.9% as the Cost of sales increased by 16.2% mainly due to the 13.6% average peso devaluation against the same quarter of last year, coupled with 20.0% increase in MSD&A due to higher marketing investments and distribution expenses. Thus, when excluding the impact of the devaluated currency and the higher marketing rate, our EBITDA margin for the Chile Operating segment would have been rather flat, with an estimated 19 bps improvement. In an environment of lower private consumption, with an estimated IMACEC5 growth for the quarter of 1.0%, we still were able to grow 3.9% our sales Volumes and increase market share year on year.

The Río de la Plata Operating segment EBITDA decreased 57.0%, as the Argentine operation was not able to offset the unfavorable macroeconomic conditions: lower private consumption affected our volumes, while higher inflationary pressures and a strong currency devaluation of 46% year on year in USD terms, increased our Cost of sales and MSD&A expenses. We grew marginally our market share in the Rio de la Plata Operating segment.

Keeping on track with the previous quarters, the Wine Operating segment continued showing positive trends. EBITDA increased 33.8% mainly explained by the Export side of the business where prices increased by 1.1% in USD terms coupled with 12.1% higher sales Volumes due to our focus on key strategic markets with high potential and the development of key brands. Tailwinds were coming from a higher exchange rate and effective cost reductions, while headwinds were found on a higher cost of wine. When excluding the impact of the weaker currency and the higher cost of wine, the Wine Operating segment would still have increased its EBITDA by 22.0%.

On October 1st the Chilean Tax reform became effective, bringing a series of changes to tax rates and tax schemes. There has been an increase in excise taxes for alcoholic and sugar containing beverages in Chile. The new excise taxes are as follows: Beer and Wine increased from 15.0% to 20.5%, Spirits increased from 27.0% to 31.5%, sugar containing beverages increased from 13.0% to 18.0% and non-sugar containing beverages decreased from 13.0% to 10.0%. Accordingly, we have made price adjustments to some of the affected categories.

As final remarks, we are growing volumes coupled with market share gains in an adverse macroeconomic environment. We reinforced our efforts, to reach operational and commercial excellence for achieving cost savings and maximizing margins. We commit ourselves to keep developing strong brands with top line growth as well as fostering efficiencies across all Operating segments.

5 ACEC = Indice Mensual de Actividad Económica (Monthly Industrial Index on Economic Activity) is calculated by Chile’s Central Bank. Estimate based on market consensus.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 2 of 18

PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q3’14    Increased 9.8% to CLP 303,953 million as a result of 4.1% higher volumes and 5.5% higher average prices. Wine Operating segment contributed to this growth in Net sales with 15.8% increase, Chile with 11.2% and Rio de la Plata with 5.8%.

On organic basis, Net sales increased 7.0% as a result of 1.9% higher Volumes coupled with 5.0% increase in average prices. The Wine Operating segment contributed with a 15.8% Net sales increase, as average prices increased 12.5%, coupled with 2.9% higher organic Volumes. The Chile Operating segment contributed to this growth with 11.2% organic Net sales increase, as average prices increased 7.1%  coupled with 3.9% higher Volumes. This was partially offset by Río de la Plata Operating segment with a 6.8% decrease in Net sales, as Volumes decreased 4.5% organically, coupled with 2.4% decrease in organic average prices measured in CLP terms.

2014      As reported, accumulated Net sales increased 9.5% to CLP 902,317  million as a result of 5.7% higher Volumes coupled with 3.5% increase in average prices. On organic basis, accumulated Net sales increased 7.0% to CLP 882,168  million as a result of 3.6% higher Volumes coupled with 3.3% increase in average prices.

Net sales by segment

	Net sales (million CLP)
	Q3'14	Mix	Q3 '13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	191,613	63.0%	172,248	62.2%	11.2	11.2
2. Río de la Plata Operating segment	66,176	21.8%	62,530	22.6%	5.8	(6.8)
3. Wine Operating segment	49,355	16.2%	42,628	15.4%	15.8	15.8
4. Other/Eliminations	(3,190)	(1.0)%	(692)	(0.2)%	N/A	N/A
TOTAL	303,953	100.0%	276,715	100.0%	9.8	7.0

	Net sales (million CLP)
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%
1. Chile Operating segment	591,427	65.5%	530,362	64.3%	11.5	11.5
2. Río de la Plata Operating segment	189,602	21.0%	181,217	22.0%	4.6	(6.5)
3. Wine Operating segment	129,880	14.4%	113,808	13.8%	14.1	14.1
4. Other/Eliminations	(8,592)	(1.0)%	(1,127)	(0.1)%	N/A	N/A
TOTAL	902,317	100.0%	824,261	100.0%	9.5	7.0

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 3 of 18

PRESS RELEASE

GROSS PROFIT

Q3’14    Increased 5.5% to CLP 155,324 million as a result of 9.8% higher Net sales, partially offset by 14.8% higher Cost of sales, which increased from 46.8% to 48.9% as a percentage of Net sales as a consequence of the local currency devaluation against the US dollar, which has a negative effect in the US dollar denominated raw materials. As a consequence, Gross profit as a percentage of Net sales decreased from 53.2% to 51.1%.

On organic basis, Gross profit increased 3.6% to CLP 152,490 million as a result of 7.0% higher Net sales, partially offset by 10.9% higher Cost of sales. Organic Gross profit, as a percentage of Net sales, decreased from 53.2% to 51.5%.

2014      Gross profit increased 6.4% to CLP 473,780  million and, as a percentage of Net sales, decreased from 54.0% to 52.5%. On organic basis, Gross profit increased 4.9% to CLP 467,074 million and, as a percentage of Net sales, decreased from 54.0% to 52.9%.

EBIT

Q3’14    Decreased 23.2% to CLP 26,620 and the EBIT margin decreased 377 bps to 8.8%, mainly explained by 14.8% higher Cost of sales, as local currencies devaluated in all our Operating segments, and MSD&A increased 14.5% mainly due to higher marketing and distribution expenses.

On organic basis, EBIT decreased 24.0% to CLP 26,349 million, and the organic EBIT margin decreased from 12.5% to 8.9%.

2014      EBIT increased 3.4% to CLP 118,479 million and EBIT margin decreased from 13.9% to 13.1%. On organic basis, EBIT increased 3.5% to CLP 118,498  million and the organic EBIT margin decreased from 13.9%  to 13.4%.

EBIT and EBIT margin by segment

	EBIT (million CLP)						EBIT margin
	Q3'14	Mix	Q3'13	Mix	Total Change%	Organic Change%	Q3'14	Q3'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	24,601	92.4%	30,502	88.0%	(19.3)	(19.3)	12.8%	17.7%	(487)	(487)
2. Río de la Plata Operating segment	(1,442)	(5.4)%	753	2.2%	(291.5)	N/A	(2.2)%	1.2%	(338)	(414)
3. Wine Operating segment	7,168	26.9%	4,820	13.9%	48.7	48.7	14.5%	11.3%	322	322
4. Other/Eliminations	(3,706)	(13.9)%	(1,402)	(4.0)%	(164.3)	(164.3)	-	-	-	-
TOTAL	26,620	100.0%	34,673	100.0%	(23.2)	(24.0)	8.8%	12.5%	(377)	(363)

	EBIT (million CLP)						EBIT margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	84,760	71.5%	100,299	87.6%	(15.5)	(15.5)	14.3%	18.9%	(458)	(458)
2. Río de la Plata Operating segment	15,535	13.1%	5,704	5.0%	172.3	172.7	8.2%	3.1%	505	603
3. Wine Operating segment	19,830	16.7%	9,061	7.9%	118.9	118.9	15.3%	8.0%	731	731
4. Other/Eliminations	(1,646)	(1.4)%	(518)	(0.5)%	(217.5)	(217.5)	-	-	-	-
TOTAL	118,479	100.0%	114,546	100.0%	3.4	3.5	13.1%	13.9%	(77)	(46)

EBITDA

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 4 of 18

PRESS RELEASE

Q3’14    Decreased 13.9% to CLP 43,752  million and EBITDA margin decreased from 18.4% to 14.4%. On organic basis, EBITDA decreased 15.3% to CLP 43,022  million and the EBITDA margin decreased from 18.4% to 14.5%.

2014      Increased 3.9% to CLP 168,224  million and EBITDA margin decreased from 19.6% to 18.6%. On organic basis, EBITDA increased 3.1% to CLP 166,996  million and organic EBITDA margin decreased from 19.6% to 18.9%.

EBITDA and EBITDA margin by segment

	EBITDA (million CLP)						EBITDA margin
	Q3'14	Mix	Q3'13	Mix	Total Change%	Organic Change%	Q3'14	Q3'13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	34,180	78.1%	39,695	78.1%	(13.9)	(13.9)	17.8%	23.0%	(521)	(521)
2. Río de la Plata Operating segment	1,489	3.4%	3,462	6.8%	(57.0)	(78.1)	2.2%	5.5%	(329)	(423)
3. Wine Operating segment	8,942	20.4%	6,685	13.2%	33.8	33.8	18.1%	15.7%	244	244
4. Other/Eliminations	(859)	(2.0)%	964	1.9%	(189.2)	(189.2)	-	-	-	-
TOTAL	43,752	100.0%	50,807	100.0%	(13.9)	(15.3)	14.4%	18.4%	(397)	(383)

	EBITDA (million CLP)						EBITDA margin
	YTD '14	Mix	YTD '13	Mix	Total Change%	Organic Change%	YTD '14	YTD '13	Total Change(bps)	Organic Change(bps)
1. Chile Operating segment	113,004	67.2%	127,831	78.9%	(11.6)	(11.6)	19.1%	24.1%	(500)	(500)
2. Río de la Plata Operating segment	23,592	14.0%	13,376	8.3%	76.4	67.2	12.4%	7.4%	506	582
3. Wine Operating segment	25,030	14.9%	14,189	8.8%	76.4	76.4	19.3%	12.5%	680	680
4. Other/Eliminations	6,599	3.9%	6,547	4.0%	0.8	0.8	-	-	-	-
TOTAL	168,224	100.0%	161,943	100.0%	3.9	3.1	18.6%	19.6%	(100)	(72)

NON-OPERATING RESULT

Q3’14    Increased CLP 7,384 million from a loss of CLP 7,074 million to a gain of CLP 310 million mainly explained by:

•                Foreign currency exchange differences and Other gains/(losses) which increased CLP 4,430 million mainly explained by gains related to hedges covering foreign exchange variations on taxes.

•      Net financial expenses which decreased CLP 3,167 million from a loss of CLP 5,100 million to a loss of CLP 1,933 million, mainly due to lower amount of financial debt and larger current Cash and Cash equivalent during the quarter.

•      Results as per adjustment units which increased CLP 577 million from a loss of CLP 929 million to a loss of CLP 351 million, mainly explained by lower inflation in the Q3’14 compared to Q3’13 periods.

2014      Increased CLP 7,100 million from a loss of CLP 13,944 million to a loss of CLP 6,844 million, mostly due to Net financial expenses and Other gains/(losses), partially offset by Results as per adjustment units, and Equity and Income of JVs and associates

INCOME TAXES

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 5 of 18

PRESS RELEASE

On September 29, 2014 Act No. 20,780 was published in Chile, regarding the so called “Tax reform” which introduces amendments, among others, to the Income tax system.

The said Act provides that corporations will apply by default the "Partially Integrated System", unless a future Extraordinary Shareholders Meeting agrees to opt for the "Attributed Income Regime”.

The Act provides for the "Partially Integrated System" a gradual increase in the First Category Income tax rate, going from 20% to 21% for the business year 2014, to 22.5% for the business year 2015, to 24% for the business year 2016, to 25.5% for the business year 2017 and to 27% starting 2018 business year.

The effect of the new tax rate of 21%, applicable from January 1, 2014, resulted in charges of CLP 896 million against income in this quarter.

The difference between assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category Income tax rate introduced by Act No. 20,780 and according to the Circular Letter N°856 (“Oficio Circular” N°856) of the Chilean Superintendence of Securities and Insurance ("SVS"), has been accounted against Equity, under Retained earnings. As of September 30, 2014, the total effect registered against the Company’s equity amounted to CLP 14,395 million.

Consequently, as of December 31st, 2014, along with the Financial Statements issued to comply with the rules and instructions of the SVS, the Company will issue Financial Statements in which the adjustment caused by the application of the new tax rates in Chile to the difference in assets and liabilities for deferred taxes, will be registered against income in order to comply with the regulation required by the Security and Exchange Commission (SEC)

Q3’14    Increased CLP 4,503 million, mainly due to the negative, one time effect, of the increase in 2014 First Category tax rate in Chile from 20% to 21% coupled with a negative effect of foreign exchange fluctuations on taxes, partially compensated by Other gains / (losses).

2014     Increased CLP 4,429 million mostly explained by the higher operating result in the Rio de la Plata Operating segment mostly due to a) the positive, one time effect compensations received by our Argentine subsidiary CICSA for the termination of the contract which allowed us to import and distribute on an exclusive basis, Corona and Negra Modelo beers in Argentina, and the license for the production and distribution of Budweiser beer in Uruguay, and b) the tax rate increase for 2014 in Chile, partially compensated by price-level restatements of the tax equity due to adjustments for inflation.

NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF PARENT COMPANY

Q3’14    Decreased 28.9% to CLP 14,921 million mostly explained by a lower result coupled with the negative, one time effect, of the retroactive increase in corporate tax rate from 20% to 21% in Chile, as well as higher Non-controlling interest.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 6 of 18

PRESS RELEASE

2014      Increased CLP 2,214 million to CLP 78,957 million mostly explained by higher results coupled with higher Non-operating results, partially offset by higher Income taxes and Non-controlling interest .

ORGANIC GROWTH

The following schedule details the effect of the consolidation of the Paraguayan operation acquisition in December 2013. For better insight, Proforma refers to consolidated results as reported for the year.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 7 of 18

PRESS RELEASE

THIRD QUARTER	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	5,070	4,870	106	4,964	4,870	4.1	1.9
Net sales	303,953	276,715	7,877	296,077	276,715	9.8	7.0
Net sales (CLP/HL)	59,947	56,819	74,400	59,639	56,819	5.5	5.0
Cost of sales	(148,630)	(129,512)	(5,043)	(143,587)	(129,512)	14.8	10.9
% of net sales	48.9	46.8	64.0	48.5	46.8
Gross profit	155,324	147,203	2,834	152,490	147,203	5.5	3.6
% of net sales	51.1	53.2	36.0	51.5	53.2
MSD&A	(129,320)	(112,973)	(2,524)	(126,796)	(112,973)	14.5	12.2
% of net sales	42.5	40.8	32.0	42.8	40.8
Other operating income/(expenses)	616	443	(38)	654	443	39.0	47.7
EBIT	26,620	34,673	271	26,349	34,673	(23.2)	(24.0)
EBIT Margin (%)	8.8	12.5	3.4	8.9	12.5
EBITDA	43,752	50,807	729	43,022	50,807	(13.9)	(15.3)
EBITDA Margin (%)	14.4	18.4	9.3	14.5	18.4
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period. (3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

YTD AS OF SEPTEMBER	As reported		Paraguay Effect(1)	Proforma(2)		Total(3)	Organic(4)
(In ThHL or CLP million unless stated otherwise)	2014	2013		2014	2013	Change%	Change%
Volumes	16,057	15,188	315	15,742	15,188	5.7	3.6
Net sales	902,317	824,261	20,150	882,168	824,261	9.5	7.0
Net sales (CLP/HL)	56,196	54,271	63,973	56,040	54,271	3.5	3.3
Cost of sales	(428,537)	(378,922)	(13,443)	(415,094)	(378,922)	13.1	9.5
% of net sales	47.5	46.0	66.7	47.1	46.0
Gross profit	473,780	445,339	6,706	467,074	445,339	6.4	4.9
% of net sales	52.5	54.0	33.3	52.9	54.0
MSD&A	(378,320)	(332,077)	(6,689)	(371,630)	(332,077)	13.9	11.9
% of net sales	41.9	40.3	33.2	42.1	40.3
Other operating income/(expenses)	23,018	1,284	(36)	23,055	1,284	N/A	N/A
EBIT	118,479	114,546	(19)	118,498	114,546	3.4	3.5
EBIT Margin (%)	13.1	13.9	(0.1)	13.4	13.9
EBITDA	168,224	161,943	1,228	166,996	161,943	3.9	3.1
EBITDA Margin (%)	18.6	19.6	6.1	18.9	19.6
(1) Effect of excluding Paraguay's results from the quarter As reported.
(2) Excludes the mentioned effects for the period.
(3) Total Change refers to As reported figures variation.
(4) Organic Change refers to as Proforma figures variation.

THIRD QUARTER OPERATING SEGMENT HIGHLIGHTS (Exhibits 3 & 4)
1. CHILE

Net sales increased 11.2% to CLP 191,613 million as a result of 3.9% higher sales Volume coupled with 7.1% higher average prices.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 8 of 18

PRESS RELEASE

EBIT decreased 19.3% to CLP 24,601 million due to 16.2% higher Cost of sales and 20.0% higher MSD&A expenses, partially offset by 11.2% higher Net sales. Cost of sales, as a percentage of Net sales, increased from 46.3% to 48.4%, mainly explained by the continuing Chilean peso devaluation of 13.6% in average against the US dollar in the same quarter of last year with a negative impact of CLP 5,239 million as a consequence of the local currency devaluation against the US dollar, which has a negative effect in the US dollar linked raw materials. MSD&A, as a percentage of Net sales, increased from 36.1% to 38.9%, mainly due to higher marketing expenses and increased distribution costs. The EBIT margin decreased from 17.7% to 12.8%.

EBITDA decreased 13.9% to CLP 34,180  million and the EBITDA margin decreased from 23.0% to 17.8%.

Comments: The Chile operation showed Volume growth across its largest categories, fueled partially by promotional activities performed during the quarter as well as good execution in the points of sale and the effective marketing campaigns. This allowed us to increase consolidated market share year on year in the Operating segment despite price increases performed in the previous months.

Our innovation strategy and value added promotions included, amongst others, collectible glasses and snacks for returnable packaging in beers; international campaigns by the hand of Heineken; and new packaging in the super-premium portfolio for Kunstmann and Austral. In the Non alcoholic categories, we must highlight new flavours for Gatorade as well as new packaging in our purified waters portfolio. Additionally, our pisco Mistral Gran Nobel achieved the distinction of the best pisco of 2014 by Catad’Or. All of the previous innovations and value added promotions, were executed with refreshed media, television and marketing campaigns.

On October 1st the Chilean Tax reform became effective, bringing a series of changes to tax rates and tax schemes. There has been an increase in excise taxes for alcoholic and sugar containing beverages. The new excise taxes are as follows: Beer and Wine increased from 15.0% to 20.5%, Spirits increased from 27.0% to 31.5%, sugar containing beverages increased from 13.0% to 18.0% and non-sugar containing beverages decreased from 13.0% to 10.0%. Accordingly, we have made price adjustments to some of the affected categories.

2. RIO DE LA PLATA

Net sales, measured in Chilean pesos, increased 5.8% to CLP 66,176 million as a result of 0.6% increase in average prices coupled with 5.2% higher sales Volume. Organically, Net sales decreased 6.8% as a result of 4.5% lower sales Volumes, coupled with 2.4% lower average prices measured in CLP terms, mainly explained by the 46% Argentine peso devaluation year on year in USD terms.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 9 of 18

PRESS RELEASE

EBIT measured in Chilean pesos, decreased to negative CLP 1,442 million as a result of 18.3% higher Cost of sales coupled with 1.5% higher MSD&A expenses, partially offset by 5.8% higher Net sales. The EBIT margin decreased from 1.2% to negative 2.2%. Organically, the organic EBIT margin decreased from 1.2% to negative 2.9%.

EBITDA, measured in Chilean pesos, decreased 57.0% to CLP 1,489 million and EBITDA margin decreased from 5.5% to 2.2%. Organically, the EBITDA decreased 78.1% and the organic EBITDA margin decreased from 5.5% to 1.3%.

Comments: The Rio de la Plata organic Volumes decrease was mainly explained by the slowdown of private consumption in Argentina. In addition, we still see restrictions for pricing actions. In Argentina, we have seen further progress in our cost saving efforts although still not enough to compensate inflation and devaluation.

Continuing with the innovation strategy, we must highlight the introduction of Sol in Argentina, serving the Mexican style beer consumption occasion. Other brand extensions were also launched, such as Imperial Weissbier and Santa Fe Stout.

In our Non alcoholic categories, we also launched brand extensions for Nativa in Uruguay in the flavored water category. Marketing campaigns for this brand also include the sponsorship of the "Club de la Celeste" of the Uruguayan Football Association, amongst others. Also, in beer in Uruguay we introduced the One Liter Non Returnable bottle for the Heineken and Schneider brands.

The integration of the operations of Paraguay and Uruguay are progressing well. We are enlarging our portfolios of Non alcoholic categories and Beer categories, while maintaining our search for commercial and operational excellence and sustainability in the new markets.  Regarding market share, we were able to slightly increase it in the Rio de la Plata Operating segment, although facing very competitive challenges.

3. WINE

Net sales increased 15.8% to CLP 49,355 million due to 12.7% higher average price, coupled with 2.9% higher sales Volumes6.

EBIT increased 48.7% to CLP 7,168 million mainly due to higher average prices, positively affected by the devaluation of the Chilean peso and higher average prices in US dollar for exports and cost reduction initiatives. MSD&A expenses increased 7.6% mainly due to higher marketing expenses, aligned with our brand building strategy. EBIT margin increased from 11.3% to 14.5%.

6 Excluding bulk wine

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 10 of 18

PRESS RELEASE

EBITDA increased 33.8% to CLP 8,942 million and the EBITDA margin increased from 15.7% to 18.1%.

Comments Positive third quarter results are explained by a good performance in the Export side of the business; volumes increased 12.1% mainly driven by Asia and Latin America.

Domestic Market showed an increase of 4.4% in prices, driven by a better sales mix; this was partially offset by lower 2.8% volumes.

Tailwinds were coming from a higher exchange rate and effective cost reductions, while headwinds were found on a higher cost of wine. When excluding the impact of the weaker currency and the higher cost of wine, the Wine Operating segment would still have increased its EBITDA by 22.0%.

Finally, in the domestic market, we can highlight the launch of Gato Carménère across the whole country, as well as a refreshed new packaging for Manquehuito in the cooler category. We continued with our brand building and marketing efforts achieving recognitions such as double gold medal in the Catad’or Santiago for Misiones de Rengo.

FURTHER INFORMATION AND EXHIBITS

ABOUT CCU

CCU is a diversified beverage company operating principally in Chile, Argentina, Uruguay, Paraguay and Bolivia. CCU is the largest Chilean brewer, the second-largest Chilean soft drinks producer and the largest Chilean water and nectar producer, the second-largest Argentine brewer, the second-largest Chilean wine producer and the largest pisco distributor. It also participates in the HOD, rum and confectionery industries in Chile, in the beer, water and soft drinks industries in Uruguay, and in the soft drinks, water and nectar industries and beer distribution in Paraguay and Bolivia. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Schweppes Holdings Limited,

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 11 of 18

PRESS RELEASE

Guinness Brewing Worldwide Limited, Société des Produits Nestlé S.A., Pernod Ricard and Compañía Pisquera Bauzá S.A.

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•         Chile: This segment commercializes Beer, Non Alcoholic Beverages and Spirits in the Chilean market.

•         Rio de la Plata: This segment commercializes Beer, Cider, Non Alcoholic Beverages and Spirits in the Argentinean, Uruguayan and Paraguayan market.

•         Wine: This segment commercializes Wine, mainly in the export market reaching over 80 countries.

•         Other/Eliminations: It considers the non-allocated corporate overhead expenses and the result of the logistics subsidiary.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), Cost of sales includes direct costs and manufacturing expenses.

Earnings Per Share (EPS)

Net profit divided by the weighted average number of shares during the year.

EBIT

Stands for Earnings Before Interest and Taxes, and for management purposes it is defined, as earnings before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 12 of 18

PRESS RELEASE

Marketing, Selling, Distribution and Administrative expenses (MSD&A)

MSD&A include marketing, selling, distribution and administrative expenses.

Net Debt

Total financial debt minus cash & cash equivalents.

Net Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net profit attributable to parent company shareholder as per IFRS.

Organic growth

Organic growth refers to growth excluding the effect of consolidation changes and the effect of first time consolidation an acquisition.

UF

The UF is a monetary unit indexed to the CPI variation.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 13 of 18

PRESS RELEASE

Exhibit 1: Income Statement (Third Quarter 2014)
Third Quarter	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	303,953	276,715	527.4	480.2	9.8	7.0
Cost of sales	(148,630)	(129,512)	(257.9)	(224.7)	14.8	10.9
% of net sales	48.9	46.8	48.9	46.8	-	-
Gross profit	155,324	147,203	269.5	255.4	5.5	3.6
MSD&A	(129,320)	(112,973)	(224.4)	(196.0)	14.5	12.2
% of net sales	42.5	40.8	0.1	0.1	-	-
Other operating income/(expenses)	616	443	1.1	0.8	39.0	47.7
EBIT	26,620	34,673	46.2	60.2	(23.2)	(24.0)
EBIT margin	8.8	12.5	8.8	12.5	-	-
Net financial expenses	(1,933)	(5,100)	(3.4)	(8.8)	(62.1)	(61.5)
Equity and income of JVs and associated	(629)	163	(1.1)	0.3	N/A	N/A
Foreign currency exchange differences	238	(617)	0.4	(1.1)	(138.5)	(126.2)
Results as per adjustment units	(351)	(929)	(0.6)	(1.6)	(62.2)	(62.2)
Other gains/(losses)	2,985	(590)	5.2	(1.0)	(605.6)	(613.5)
Total Non-operating result	310	(7,074)	0.5	(12.3)	(104.4)	(110.0)
Income/(loss) before taxes	26,930	27,599	46.7	47.9	(2.4)	(2.0)
Income taxes	(8,598)	(4,095)	(14.9)	(7.1)	110.0	109.0
Net income for the year	18,332	23,504	31.8	40.8	(22.0)	(21.3)

Net income attributable to:
The equity holders of the parent	14,921	20,999	25.9	36.4	(28.9)	(27.6)
Non-controlling interest	3,411	2,505	5.9	4.3	36.2	31.2

EBITDA	43,752	50,807	75.9	88.2	(13.9)	(15.3)
EBITDA margin	14.4	18.4	14.4	18.4	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	322,964,121	369,502,872	322,964,121
Shares per ADR	2	2	2	2

Earnings per share	40.4	65.0	0.07	0.11	(37.9)	(36.7)
Earnings per ADR	80.8	130.0	0.14	0.23	(37.9)	(36.7)

Depreciation	17,131	16,134	29.7	28.0	6.2	3.3
Capital Expenditures	113,593	40,267	197.1	69.9	182.1
(1) Average Exchange rate for the period: US$1.00 = CLP 576.31
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 14 of 18

PRESS RELEASE

Exhibit 2: Income Statement (Nine months ended on September 30, 2014)
YTD AS OF SEPTEMBER	2014	2013	2014	2013	Total	Organic
	(CLP million)		(USD million)(1)		Change %	Change %
Net sales	902,317	824,261	1,609.4	1,470.1	9.5	7.0
Cost of sales	(428,537)	(378,922)	(764.3)	(675.8)	13.1	9.5
% of net sales	47.5	46.0	0.1	0.1	-	-
Gross profit	473,780	445,339	845.0	794.3	6.4	4.9
MSD&A	(378,320)	(332,077)	(674.8)	(592.3)	13.9	11.9
% of net sales	41.9	40.3	0.1	0.1	-	-
Other operating income/(expenses)	23,018	1,284	41.1	2.3	N/A	N/A
EBIT	118,479	114,546	211.3	204.3	3.4	3.5
EBIT margin	13.1	13.9	0.0	0.0	-	-
Net financial expenses	(5,437)	(12,877)	(9.7)	(23.0)	(57.8)	(57.3)
Equity and income of JVs and associated	(1,012)	161	(1.8)	0.3	N/A	N/A
Foreign currency exchange differences	(1,574)	(1,266)	(2.8)	(2.3)	(24.3)	(30.1)
Results as per adjustment units	(2,816)	(1,050)	(5.0)	(1.9)	168.1	168.1
Other gains/(losses)	3,995	1,089	7.1	1.9	267.0	271.3
Total Non-operating result	(6,844)	(13,944)	(12.2)	(24.9)	(50.9)	(55.7)
Income/(loss) before taxes	111,635	100,602	199.1	179.4	11.0	11.6
Income taxes	(22,247)	(17,819)	(39.7)	(31.8)	24.9	24.7
Net income for the year	89,388	82,783	159.4	147.7	8.0	8.8

Net income attributable to:
The equity holders of the parent	78,957	76,744	140.8	136.9	2.9	3.8
Non-controlling interest	10,431	6,040	18.6	10.8	72.7	72.7

EBITDA	168,224	161,943	300.0	288.8	3.9	3.1
EBITDA margin	18.6	19.6	18.6	19.6	-	-

OTHER INFORMATION
Number of shares(2)	369,502,872	320,006,296	369,502,872	320,006,296
Shares per ADR	2	2	2	2

Earnings per share	213.7	239.8	0.4	0.4	(10.9)	(10.1)
Earnings per ADR	427.4	479.6	0.8	0.9	(10.9)	(10.1)

Depreciation	49,745	47,398	88.7	84.5	5.0	2.3
Capital Expenditures	177,789	91,197	317.1	162.7	95.0
(1) Average Exchange rate for the period: US$1.00 = CLP 560,66
(2) Considers period weighted average shares according to capital increase as of December 31, 2013.

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 15 of 18

PRESS RELEASE

Exhibit 3: Segment Information (Third Quarter 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	3,547	3,415	3.9	3.9	1,149	1,091	5.2	(4.5)	374	364	2.9	2.9
Net sales	191,613	172,248	11.2	11.2	66,176	62,530	5.8	(6.8)	49,355	42,628	15.8	15.8
Net sales (CLP/HL)	54,019	50,443	7.1	7.1	57,608	57,292	0.6	(2.4)	131,812	117,119	12.5	12.5
Cost of sales	(92,707)	(79,754)	16.2	16.2	(32,188)	(27,212)	18.3	(0.2)	(28,488)	(25,044)	13.8	13.8
% of net sales	48.4	46.3			48.6	43.5			57.7	58.7
Gross profit	98,906	92,493	6.9	6.9	33,988	35,318	(3.8)	(11.8)	20,867	17,585	18.7	18.7
% of net sales	51.6	53.7			51.4	56.5			42.3	41.3
MSD&A	(74,553)	(62,133)	20.0	20.0	(35,388)	(34,869)	1.5	(5.8)	(13,640)	(12,679)	7.6	7.6
% of net sales	38.9	36.1			53.5	55.8			27.6	29.7
Other operating income/(expenses)	248	142	74.8	74.8	(42)	304	(114.0)	(101.4)	(59)	(85)	(31.2)	(31.2)
EBIT	24,601	30,502	(19.3)	(19.3)	(1,442)	753	(291.5)	(327.6)	7,168	4,820	48.7	48.7
EBIT Margin	12.8	17.7			(2.2)	1.2			14.5	11.3
EBITDA	34,180	39,695	(13.9)	(13.9)	1,489	3,462	(57.0)	(78.1)	8,942	6,685	33.8	33.8
EBITDA Margin	17.8	23.0			2.2	5.5			18.1	15.7

	4. Other/eliminations				Total
Third Quarter
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					5,070	4,870	4.1	1.9
Net sales	(3,190)	(692)	N/A	N/A	303,953	276,715	9.8	7.0
Net sales (CLP/HL)					59,947	56,819	5.5	5.0
Cost of sales	4,753	2,498	90.3	90.3	(148,630)	(129,512)	14.8	10.9
% of net sales					48.9	46.8
Gross profit	1,563	1,806	(13.5)	(13.5)	155,324	147,203	5.5	3.6
% of net sales					51.1	53.2
MSD&A	(5,739)	(3,291)	74.4	74.4	(129,320)	(112,973)	14.5	12.2
% of net sales					42.5	40.8
Other operating income/(expenses)	470	83	N/A	N/A	616	443	39.0	47.7
EBIT	(3,706)	(1,402)	164.3	164.3	26,620	34,673	(23.2)	(24.0)
EBIT Margin	-	-	-	-	8.8	12.5
EBITDA	(859)	964	(189.2)	(189.2)	43,752	50,807	(13.9)	(15.3)
EBITDA Margin	-	-	-	-	14.4	18.4

(1) Organic excludes Paraguay's results from the Quarter as reported

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 16 of 18

PRESS RELEASE

Exhibit 4: Segment Information (Nine months ended on September 30, 2014)
	1. Chile Operating segment				2. Río de la Plata Operating segment(1)				3. Wine Operating segment
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes	11,448	10,829	5.7	5.7	3,610	3,389	6.5	(2.8)	998	971	2.9	2.9
Net sales	591,427	530,362	11.5	11.5	189,602	181,217	4.6	(6.5)	129,880	113,808	14.1	14.1
Net sales (CLP/HL)	51,660	48,978	5.5	5.5	52,522	55,953	(6.1)	(8.1)	130,087	117,241	11.0	11.0
Cost of sales	(280,796)	(239,911)	17.0	17.0	(89,482)	(75,815)	18.0	0.3	(73,427)	(71,280)	3.0	3.0
% of net sales	47.5	45.2			47.2	41.8			56.5	62.6
Gross profit	310,631	290,452	6.9	6.9	100,120	105,402	(5.0)	(11.4)	56,453	42,528	32.7	32.7
% of net sales	52.5	54.8			52.8	58.2			43.5	37.4
MSD&A	(226,593)	(190,636)	18.9	18.9	(103,892)	(100,358)	3.5	(3.1)	(36,857)	(33,451)	10.2	10.2
% of net sales	38.3	35.9			54.8	55.4			28.4	29.4
Other operating income/(expenses)	722	483	49.6	49.6	19,307	660	N/A	N/A	235	(16)	N/A	N/A
EBIT	84,760	100,299	(15.5)	(15.5)	15,535	5,704	172.3	172.7	19,830	9,061	118.9	118.9
EBIT margin	14.3	18.9			8.2	3.1			15.3	8.0
EBITDA	113,004	127,831	(11.6)	(11.6)	23,592	13,376	76.4	67.2	25,030	14,189	76.4	76.4
EBITDA margin	19.1	24.1			12.4	7.4			19.3	12.5

	4. Other/eliminations				Total
YTD AS OF SEPTEMBER
(In ThHL or CLP million unless stated otherwise)	2014	2013	Total %	Organic %	2014	2013	Total %	Organic %
Volumes					16,057	15,188	5.7	3.6
Net sales	(8,592)	(1,127)	N/A	N/A	902,317	824,261	9.5	7.0
Net sales (CLP/HL)					56,196	54,271	3.5	3.3
Cost of sales	15,169	8,084	87.6	87.6	(428,537)	(378,922)	13.1	9.5
% of net sales					47.5	46.0
Gross profit	6,578	6,957	(5.4)	(5.4)	473,780	445,339	6.4	4.9
% of net sales					52.5	54.0
MSD&A	(10,977)	(7,632)	43.8	43.8	(378,320)	(332,077)	13.9	11.9
% of net sales					41.9	40.3
Other operating income/(expenses)	2,754	157	N/A	N/A	23,018	1,284	N/A	N/A
EBIT	(1,646)	(518)	217.5	217.5	118,479	114,546	3.4	3.5
EBIT margin	-	-	-	-	13.1	13.9
EBITDA	6,599	6,547	0.8	0.8	168,224	161,943	3.9	3.1
EBITDA margin	-	-	-	-	18.6	19.6
(1) Organic excludes Paraguay's results from the YTD as reported

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 17 of 18

PRESS RELEASE

Exhibit 5: Balance Sheet
	September 30	December 31	September 30	December 31	Total Change%
	2014	2013	2014	2013
	(CLP million)		(US$ million)(1)
ASSETS
Cash and cash equivalents	185,582	408,853	310	682	(54.6)
Other current assets	435,345	409,644	727	684	6.3
Total current assets	620,927	818,497	1,036	1,366	(24.1)

PP&E (net)	798,959	680,994	1,333	1,136	17.3
Other non current assets	247,306	228,229	413	381	8.4
Total non current assets	1,046,265	909,223	1,746	1,517	15.1
Total assets	1,667,192	1,727,720	2,782	2,883	(3.5)

LIABILITIES
Short term financial debt	72,008	120,488	120	201	(40.2)
Other liabilities	249,756	288,641	417	482	(13.5)
Total current liabilities	321,764	409,129	537	683	(21.4)

Long term financial debt	136,387	142,763	228	238	(4.5)
Other liabilities	106,175	91,584	177	153	15.9
Total non current liabilities	242,562	234,347	405	391	3.5
Total Liabilities	564,326	643,476	942	1,074	(12.3)

EQUITY
Paid-in capital	562,693	562,693	939	939	-
Other reserves	(76,369)	(65,882)	(127)	(110)	(15.9)
Retained earnings	518,166	491,864	865	821	5.3
Net equity attributable to parent company shareholders	1,004,490	988,676	1,676	1,650	1.6
Minority interest	98,375	95,568	164	159	2.9
Total equity	1,102,866	1,084,244	1,841	1,809	1.7
Total equity and liabilities	1,667,192	1,727,720	2,782	2,883	(3.5)

OTHER FINANCIAL INFORMATION

Total financial debt	208,395	263,251	348	439	(20.8)

Net Financial debt	22,813	(145,602)	38	(243)	(115.7)

Liquidity ratio	1.93	2.00
Financial Debt / Capitalization	0.16	0.20
Net Financial debt / EBITDA	0.09	(0.58)
(1) Exchange rate as of September 30, 2014: US$1.00 = CLP 599,22

Office Address: Vitacura 2670, 23rd Floor, Santiago, Chile Bolsa de Comercio de Santiago: CCU NYSE: CCU	Page 18 of 18

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: November 5 , 2014